UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 2, 2024, the Board of Directors of SYLA Technologies Co., Ltd. (the “Company”) resolved at its Board of Directors meeting to carry out a management integration (the “Management Integration”) and a share exchange (the “Share Exchange”) with CUMICA CORPORATION (“CUMICA”), which will result in the Company becoming a wholly-owned subsidiary of CUMICA, and the Company executed a share exchange agreement with CUMICA (the “Share Exchange Agreement”). The Share Exchange is scheduled to take effect on June 1, 2025, after receiving approval of the Share Exchange Agreement by special resolution at the extraordinary general meetings of shareholders of both companies scheduled to be held on February 14, 2025. The Company’s American depository receipts (ADRs) are scheduled to be delisted from the U.S. Nasdaq market on May 30, 2025 (last trading date of May 29, 2025), ahead of the effective date of the Share Exchange (June 1, 2025 (scheduled)).

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the presentation materials that were presented by management of the Company and CUMICA with respect to the Management Integration at a press conference is attached hereto as Exhibit 99.2 and incorporated herein by reference. The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Press release of the registrant dated December 2, 2024
99.2	Presentation by management of the registrant dated December 2, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: December 2, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer